



Oliver Heartmont · 3rd

 Flip

Sold first big company at age 23, been building ever since I was 11

New York, New York, United States · **Contact info**

500+ connections

Experience



Founder & CEO

Flip

Sep 2016 – Present · 5 yrs 4 mos

Greater New York City Area

Flip is the next evolution in dating apps that makes authenticity it's priority. When every user is real, so are the connections.

Entrepreneur

Beautiful Destinations

Dec 2012 – Apr 2016 · 3 yrs 5 mos

Greater New York City Area

The real and only founder behind giant Instagram account @beautifuldestinations in 2012.

Education



School is a big waste of time

Master's degree, How to not waste time

1990 – 2020